Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase dated December 5, 2025 and the related Letter of Transmittal and Notice of Guaranteed Delivery (each as defined below) and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock and

Series A Convertible Voting Preferred Stock

of

Cidara Therapeutics, Inc.

at

$221.50 Net Per Common Share and

$15,505.00 Net Per Series A Share

by

Caymus Purchaser, Inc.

a wholly owned subsidiary of

Merck Sharp & Dohme LLC

a wholly owned subsidiary of

Merck & Co., Inc.

Caymus Purchaser, Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Merck Sharp & Dohme LLC, a New Jersey limited liability company (“Parent”), is offering to acquire (i) all of the outstanding shares of common stock, par value $0.0001 per share (the “Common Shares”) of Cidara Therapeutics, Inc., a Delaware corporation (“Cidara”), for $221.50 per Common Share (the “Common Share Offer Price”) and (ii) all of the outstanding shares of Series A Convertible Voting Preferred Stock, par value $0.0001 per share (the “Series A Shares,” and together with the Common Shares, the “Shares”), of Cidara for $15,505.00 per Series A Share (the “Series A Offer Price,” which together with the Common Share Offer Price is collectively referred to as the “Offer Price”), in each case, in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 5, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) and the related Notice of Guaranteed Delivery (as it may be amended or supplemented from time to time, the “Notice of Guaranteed Delivery” and which, together with the Offer to Purchase and Letter of Transmittal, constitute the “Offer”). Tendering stockholders whose Shares are registered in their names and who tender directly to Purchaser will not be charged brokerage fees or similar expenses on the sale of Shares for cash pursuant to the Offer. Tendering stockholders whose Shares are registered in the name of their broker, bank or other nominee should consult such nominee to determine if any fees may apply. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 13, 2025 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among Cidara, Parent and Purchaser. Following the consummation of the Offer, and under the terms of the Merger Agreement as described in the Offer to Purchase, Purchaser intends to effect the Merger (defined below) as described below.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON JANUARY 6, 2026, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Merger Agreement provides, among other things, that as promptly as reasonably practicable following (but in any event on the same date as) the acceptance of the Shares for payment (the “Offer Acceptance Time”), subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable legal requirements, Purchaser will merge with and into Cidara (the “Merger”), with Cidara continuing as the surviving corporation and a wholly owned indirect subsidiary of Parent. At the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger is duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL, the “Merger Effective Time”), each outstanding Share (other than (i) Shares held by Cidara or held in Cidara’s treasury, (ii) Shares held by Parent, Purchaser, or any other direct or indirect wholly owned subsidiary of Parent, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares outstanding immediately prior to the Merger Effective Time that are held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Merger Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be automatically converted into the right to receive the applicable Offer Price, in cash, without interest, subject to any applicable withholding of taxes. No appraisal rights are available in connection with the Offer. However, pursuant to the DGCL, if the Offer is successful and the Merger is consummated, stockholders of Cidara who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. The “fair value” of such Shares as of the Merger Effective Time could be more than, the same as or less than the consideration to be received pursuant to the Merger. The Merger Agreement is more fully described in “The Offer—Section 13—The Transaction Documents—The Merger Agreement” of the Offer to Purchase.

If the Offer is consummated, Purchaser does not anticipate seeking the approval of Cidara’s remaining public stockholders before effecting the Merger. The parties to the Merger Agreement have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as promptly as reasonably practicable after the consummation (within the meaning of Section 251(h) of the DGCL) of the Offer, without a vote of the remaining Cidara stockholders, in accordance with Section 251(h) of the DGCL.

The board of directors of Cidara (the “Cidara Board”), at a meeting duly called and held, unanimously (excluding a recused director) (a) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”), are advisable and fair to, and in the best interest of, Cidara and its stockholders; (b) determined that the Merger will be governed and effected in accordance with Section 251(h) of the DGCL; (c) authorized and approved the execution, delivery and performance by Cidara of the Merger Agreement and the consummation by Cidara of the Transactions; and (d) resolved to recommend that Cidara’s stockholders accept the Offer and tender their shares to Purchaser pursuant to the Offer.

On the date of the Offer to Purchase, Cidara will file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the United States Securities and Exchange Commission (the “SEC”) and disseminate the Schedule 14D-9 to stockholders of Cidara with the Offer to Purchase. The Schedule 14D-9 will include a more complete description of the Cidara Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby. Therefore, stockholders of Cidara are encouraged to review the Schedule 14D-9 carefully and in its entirety.

Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), to pay for any Shares tendered (and not validly withdrawn) pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any validly tendered (and not validly withdrawn) Shares, and (subject to the provisions of the Merger Agreement) may terminate the Offer and not accept for payment any tendered Shares if, at any scheduled Expiration Date (as defined below), any of the following conditions as set forth in the Merger Agreement are not satisfied or waived in writing by Parent as of the Expiration Date (as defined below): (a) the number of Shares validly tendered and not validly withdrawn that, considered together with all other Shares (if any) beneficially owned by Parent or any of its wholly owned subsidiaries (including Purchaser) (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depositary,” as such terms are defined by Section 251(h)(6) of the DGCL), would represent (with respect to the Series A Shares, on an as-converted-to-Common-Shares basis) one more than 50% of the total number of Shares entitled to vote and outstanding at the time of expiration of the Offer (the “Minimum Condition”); (b) the representations and warranties of Cidara as set forth in the Merger Agreement are accurate, subject to the applicable materiality and other qualifiers as set forth in the Merger Agreement (the “Representations Condition”); (c) Cidara has complied with, or performed, in all material respects all of the covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time (the “Obligations Condition”); (d) Parent and Purchaser have received a certificate executed on behalf of Cidara by Cidara’s Chief Executive Officer or Chief Financial Officer confirming that the Representations Condition, the Obligations Condition and the MAE Condition (as defined below) have been duly satisfied; (e) any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extensions thereof) imposed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) will have been obtained, received or will have terminated or expired, as the case may be (the “Governmental Consents Condition”); (f) there not having been issued by any court of competent jurisdiction or remaining in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger nor will any action have been taken, or any applicable law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger (the “Regulatory Condition”); (g) since the date of the Merger Agreement, there not having occurred a Material Adverse Effect (as defined in the Merger Agreement) that is continuing (the “MAE Condition”); and (h) the Merger Agreement not having been terminated in accordance with its terms. These conditions to the Offer are described in “The Offer—Section 15—Conditions to the Offer” (the “Offer Conditions”) of the Offer to Purchase.

Purchaser expressly reserves the right to (a) increase the Common Share Offer Price and the Series A Offer Price, provided that a corresponding increase is made to each of the Common Share Offer Price and the Series A Offer Price, as applicable, (b) waive any Offer Condition and (c) make any other changes to the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. However, without Cidara’s prior written consent, Purchaser is not permitted to (i) decrease the Common Share Offer Price or the Series A Offer Price or increase any of the Common Share Offer Price or the Series A Offer Price without making a corresponding increase to the other Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions or requirements to the Offer in addition to the Offer Conditions, (v) amend or modify any of the Offer Conditions or any other terms or conditions of the Merger Agreement in a manner that adversely affects, or could reasonably be expected to adversely affect, any holder of Shares or that could, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay or impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Transactions, (vi) change or waive the Minimum Condition or the Regulatory Condition, (vii) terminate the Offer or accelerate, extend or otherwise change the

Expiration Date in a manner other than as required or permitted by the Merger Agreement or (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

Upon the terms and subject to the conditions of the Offer, Purchaser will promptly accept for payment and pay for all Shares that are validly tendered (and not validly withdrawn) pursuant to the Offer. The initial expiration date of the Offer is one minute after 11:59 p.m., Eastern Time, on January 6, 2026, unless extended or earlier terminated as permitted by the Merger Agreement (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Date”). The Merger Agreement does not contemplate a subsequent offering period for the Offer.

Pursuant to the terms of the Merger Agreement, if, at the scheduled Expiration Date, any of the Offer Conditions have not been satisfied or waived, then, if permitted under the Merger Agreement and under any applicable law, Purchaser may, in its discretion (and without the consent of Cidara or any other person), extend the Offer on one or more occasions for additional periods of up to ten business days per extension in order to permit the satisfaction of such unsatisfied Offer Condition(s). Purchaser is required to extend the Offer from time to time for (A) any period required by any applicable law, any interpretation or position of the SEC or its staff or the Nasdaq Capital Market or its staff, in each case, applicable to the Offer; and (B) periods of up to ten business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act will have expired or been terminated. In addition, if any of the Offer Conditions have not been satisfied or waived as of the scheduled Expiration Date, upon Cidara’s request, Purchaser will extend the Offer on one or more occasions, for additional periods of up to ten business days per extension to permit such unsatisfied Offer Condition(s) to be satisfied.

In no event will Purchaser (i) be required to extend the Offer beyond the earliest to occur of (the “Extension Deadline”) (x) the valid termination of the Merger Agreement and (y) the End Date (as defined below); (ii) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Cidara; or (iii) be required to extend the Offer for more than three additional consecutive increments of ten business days if, at any then scheduled Expiration Date, all of the Offer Conditions (other than the Minimum Condition and any Offer Conditions that by their nature are to be satisfied at the Offer Acceptance Time) have been satisfied or waived and the Minimum Condition has not been satisfied. See “—Section 1—Terms of the Offer” of the Offer to Purchase. The “End Date” means on or prior to 5:00 p.m., Eastern Time on May 13, 2026; provided that, Parent or Cidara may extend the End Date for an additional 90 days if the Governmental Consents Condition is not satisfied.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date.

In order to take advantage of the Offer, and if you are a record holder (i.e., uncertificated stock in book-entry form has been issued to you and you directly hold your Shares in an account with Cidara’s transfer agent, Equiniti Trust Company, LLC), you must complete and sign the Letter of Transmittal in accordance with the instructions provided therein and send it with any documents required in the Letter of Transmittal to Broadridge Corporate Issuer Solutions, LLC, the depositary for the Offer (the “Depositary”). These materials must reach the Depositary prior to the Expiration Date. Detailed instructions are contained in the Letter of Transmittal and in “The Offer-—Section 3—Procedures for Tendering Shares” of the Offer to Purchase. If you want to tender your Shares but your required documents cannot be delivered to the Depositary prior to the expiration of the Offer, you may still tender your Shares if you comply with the guaranteed delivery procedures described in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase. Please call Innisfree M&A Incorporated, the information agent for the Offer (“the Information Agent”), toll free, at 1-877-717-3898 for assistance. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment tendered Shares when, as and if Purchaser gives oral or written notice of Purchaser’s acceptance to the Depositary. Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price therefor with the Depositary, which will act as the tendering stockholders’ agent for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Upon the deposit of such funds with the Depositary, Purchaser’s obligation to make such payment will be satisfied in full, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

Except as otherwise provided in “The Offer—Section 4—Withdrawal Rights” of the Offer to Purchase, tenders of Shares made in the Offer are irrevocable. However, you may withdraw some or all of the Shares that you have previously tendered in the Offer at any time before the Expiration Date and, if such Shares have not yet been accepted for payment as provided herein, any time after February 3, 2026, which is 60 days from the date of the commencement of the Offer.

For your withdrawal to be effective, a written notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Date by again following any of the procedures described in “—Section 3—Procedures for Tendering Shares” of the Offer to Purchase.

Subject to applicable law as applied by a court of competent jurisdiction, Purchaser will determine, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and its determination will be final and binding. Tendering stockholders have the right to challenge Purchaser’s determination with respect to their respective Shares.

In general, if you are a U.S. Holder (as defined in the Offer to Purchase), your exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or non-U.S. income or other tax laws. You are urged to consult your tax advisor about the tax consequences to you of exchanging your Shares pursuant to the Offer or the Merger in light of your particular circumstances. See “The Offer—Section 5—Material U.S. Federal Income Tax Consequences” of the Offer to Purchase for a more detailed summary of the material U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Cidara has provided Purchaser with its stockholder list, security position listings and certain other information regarding the beneficial owners of Shares for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other related documents will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on Cidara’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other tender offer materials may be directed to the Information Agent, at its address and telephone numbers set forth below and will be furnished promptly at Purchaser’s expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent and the Depositary, as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding the tender offer materials to their customers.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders may call toll free: 877-717-3898

Banks and Brokers may call collect: (212) 750-5833

December 5, 2025